Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following is an excerpted transcript from Sprint’s Town Hall 1Q19 Video Replay:

>>Michel Combes:

Yes! Good. Some of you, yesterday, were able to join our chairman Marcelo in 62C. I hope most of you were probably there. I hope you enjoyed it. Did you enjoy it, yeah? Good, good, good! It’s always great to hear his perspective, even if it was a little bit short. Because it was a little crowded in the room. I guess some of you were not completely listening at the back of the room. But that’s fine. It’s always great to hear his perspective on the merger. Since as you know, and what he told you yesterday, he has been so dedicated to this merge. He was explaining to the ones that were there, that he probably did eight weeks, six or eight trips from Japan to D.C., to Japan to D.C., to Japan to D.C., and I was doing the same but from Kansas, so it was a little bit easier than from Japan. So that was a bit painful, but I guess in the end it was really worth and it did an amazing job in order to make this decision with DOJ. This process, unfortunately as you know, is taking longer than any of us could have imagined, but I can assure you that it was worth the wait. So, despite it takes a little more time, it was worth the wait. So, we have to continue the course. The clearance from the DOJ was obviously very important milestone to merge with T-Mo, combined with the approval from CFIUS that we got already a few months ago, I guess back in January, December. So many months ago. And also, the anticipated approval from the FCC. I really believe that we are in a clear path moving forward. The DOJ approval has given us — all of us, and I guess for Sprint, but also T-Mo, a new energy, and I hope everyone has been able to celebrate a little bit this milestone last week. So, it’s important to take first a moment to consider the amazing future that is ahead of all of us with this merge. As Marcelo said last week in the email that was sent to all the employees, this merger is critical. It will give us the resources, whether it’s Spectrum or finance, the scale we need to launch an amazing national-wide 5G network with the best prices and services. We’re doing already did quite a great job with our 5G network and we’ll come back to that with John, but when we put the two companies together, that will be just unbelievable. So to everyone from Sprint that will be part of the new T-Mobile, meaning most all of you, you will have an opportunity to work for Global leader in wireless, for one time to really fight neck to neck with the AT&T and Verizons of this world. And everyone from PrePaid who will be part of Dish, there is also an incredible future for all of you. You will be part of a new disruptive company that will force the rest of the industry to compete, because obviously the intent is to have Dish plus Boost to leverage the same network and to compete against Metro PCS and the others, to make sure these markets remain extremely competitive. So, there will be many benefits to combining with Dish, and I guess its great news to bring this opportunity. And already during this interim period you’re running as an independent company. I mean, not Sprint. Boost is running as an independent company and I will not be able to boss you around anymore, which is probably your favorite part of it, I know that. Very unfortunate for the others, because I will boss even more around, let’s say in the next coming months. So that will be a new type of balance. But, of course, despite all of that, we are not yet there, as we know. And so, let’s try to talk a little bit about what is next in the next coming weeks and months. Three members of the FCC have publicly stated support for the merger. So, we expect a full vote of approval from the agency, from the FCC, soon. Meaning probably in the next coming days or two weeks, we will get this clearance from the FCC. But we could have imagined that after DOJ and FCC we would be done. But I discovered — which was a little bit — which was surprising for someone coming from the outside of the U.S., that even once the federal agencies give you the clearance, you have other guests around the table. So, it’s not as if you were just with the DOJ and FCC, but some others are showing up. As you know, we have PUCs and we have state AGs. As far as the PUCs are concerned, 18 out of 19 have already cleared the deal. So, we’re pretty there, also with the PUCs. The only one remaining is California. We’re working on it. And let’s say... I guess that we are quite confident that we will get it as well.

>>Michel Combes:

So, let’s speak, the last one, the Texas AG on Thursday made it 14 states and the District of Columbia in opposition to the merger. Do you think it’s going to stop?

>>Jorge:

The short answer is we don’t know. The state coalition that filed the lawsuit to block the transaction is trying to build support. They’re lobbying other Attorneys General, essentially arguing that if you join us, you’re in a better position than if you don’t. On the flip side, our outreach is focused on getting State Attorneys General to support the merger. So, it remains to be seen.

>>Michel Combes:

Okay. Yep... a question... good!

>>Audience Member:

So what is their main problem? I mean... [Laughter] [Applause]

>>Michel Combes:

I tend to agree with you. [Applause]

>> Audience Member:

I don’t understand. I mean, it’s... everything that I have heard is so beneficial for each state and consumers, and I don’t understand where they’re coming from on this.

>> Michel Combes:

So we tend to share the same point of view as you. But we have not yet been able to be completely heard or listened about it. No, I guess that the processes that we went through with the FCC and DOJ, were very good and strong processes. FCC was clear, what was important for FCC was the real build of a 5G network, and so since beginning Chairman Pai has been very transparent. He was looking for making sure that the commitments that we were taking to reinvest the synergies of the deal in the network were real, and that at the end of the day we would have, in the U.S., the best 5G network, and that would strengthen 5G leadership from the U.S. compared to the rest of the world. So that’s, I mean it’s natural from (indecipherable), it was very clear from day one, and so that’s why we have worked with him, sharing all the information, and in the end, in order to give even more comfort, as you know, we have taken some strict commitments, in terms of network roll-outs. So, this is done, so now the U.S. can be proud because there will be 5G network rolled out by new T-Mobile, which will be amazing and force AT&T and Verizon to do the same, which means the country will be better. DOJ was looking at that with different lenses. They just wanted to be sure that competition would remain and would prevail. And you know there is always this debate about four players to three players. Even if we said on different occasion, it’s not the right way to look at it, because there is no real four competitors today in the U.S. There are two big guys and two small guys, which are struggling in order to really fight against the others and you have seen once again results of Verizon or AT&T, how the amount of cash or EBITDA that they are generating on a quarterly basis. But nevertheless, despite that, DOJ wanted to make sure that competition would remain and that this deal would be pro-competition, and all the discussions that we have had, at the end, the new remedy which has been imposed to us, which is to dispose of all pre-paid assets, to combine that with Dish, which has already some wireless assets, which had announced its intent to go there, which has proven to be a successful disrupter before, not in telecommunications but in media, when you look at what they have done with the satellites, they have been very, very strong disrupter of the industry, and so once again, I get it. I understand.

>>Jorge:

I think you said it well. To your point about, what is their problem, I would point you to the complaint. It’s publicly available. This is the complaint the State Attorney General filed in federal court in New York to block the transaction. And it’s essentially along the lines of what Michel suggested, the old arguments which we vehemently disagree, that the industry is going from four to three rather than two to three. The argument about jobs, which we have disproved and made commitments about, job growth going forward. And, you know, the lessening of competition, which we have shown through a kind of metric modeling is actually not going to happen.

>>Speaker:

So I have a question for you. What happens to the TA restricted stock awards once the merger is completed? Yeah, yeah, I know... it’s an easy question for you. I want you to look good in front of Jorge.

>>Michel Combes:

So, you have been a little bit tough with Jorge, so I have a question for you. What happens to the TA restricted stock awards once the merger is created? Yeah, it’s an easy question for you! I want you to look good in front of Jorge. He did his answer so well! [Laughter]

>>Speaker:

If we merge on closings, Sprint stock will go away and it will be T-Mobile stock, so what will happen immediately — and it happens without you taking any action on your part, is that, you know, all of the outstanding equity awards will be converted using the exchange ratio into T-Mobile awards. And other than that, all the terms stay the same. So, the vesting schedule and all of that. There is a provision for changes of control, which this would be, that if you have a term — if you’re terminated after that, within 18 months of closing, that the equity would accelerate. The vesting would accelerate. Does that answer your question, Jorge?

>>Speaker:

A model of clarity, yes. Thank you. [Laughter]

>>Michel Combes:

When can we expect more leaders to be announced for the new company? But then just to prepare yourself, Deeanne, first to correct me after my answer, and then the two additional questions, which is: what more can you tell us about jobs and H2Q status in Overland Park, and the second was: with requirements of selling assets to Dish, what other employee groups at Sprint will be made part of the transaction that has not been spoken about publicly?

Okay. So just on the first one, on the announcement of the management... and yesterday, Marcelo did a bit of teasing, and I guess he was maybe a little bit of timing, but I will try to tell you what is the intent. I think the intent is to be able to disclose as quickly as we can what will be the new lead team moving forward, meaning at the EVP levels. Because we believe that it’s important for all of us to know what will be the new management team of this company, which will help you to figure out what will happen moving forward, and to start to have people whom with you can, let’s say discuss, question, understand what is going to happen. So of course, we have to be two in order to make this announcement, so we are still working with Mike Sebert on the other side just to figure out when we can do that. What I can tell you, is that it’s nearly done, so meaning that we have a pretty good view of the lead team moving forward first. Second, I can tell you, I always told you it will be well balanced lead team in between Sprint and T-Mobile, which is extremely important because let’s say that starts from the lead team in order to make sure we have the right momentum in both companies. And, third, that I expect we’ll be able to disclose it in the next coming weeks. Of course, it’s always, let’s say, kind of a trade, because the more the merge is postponed, the less it’s easy to announce too early the lead team, but I think we’re there. Now that it’s done, I wish it to be shared with you as quickly as possible. So that’s for the top, that’s for the EVPs. Then coming forward, I guess probably — not two months later, because as I told you, we still have quite a bit of important time ahead of us. We’ll try to do the same for the SVPs, which will give you really the total architecture of the group moving forward. So in order to be known, in order to be shared, in order to represent what we intend to do, and then, of course, as we have always said, for the rest of the company, meaning the VP directors and below, I mean it will take more time in order to be done because we need to really start the integration, so it will be more for day zero announcements. So that is basically the way it will be done. Have in mind you might think it’s not very comfortable for me to manage a company if we already know what will be the management of the future. I guess its importance that you get it as quickly as possible, for you to understand where and how you work going forward. That’s why I am advocating that we should do that in the next coming weeks, and I guess that I will be able to share that, let’s say, going forward. That’s it for these announcements. Deeanne you have other questions, if you want to add anything on what I just said on these points.

>>Deeanne King:

No, I think there’s still work to be done as far as timing. We’ve talked a lot about timing, and as long as the timing keeps dragging out, obviously, we’ll need more time to figure it out. I want to address — we saw a lot of pre-submitted questions and I want to address head-on a lot of questions about jobs a lot of questions and concerns about layoffs and then a lot of questions about HQ2. Here is what I would tell you... our position has not changed. You just heard Jorge talk about the fact that some of the reasons that the AGs are questioning the deal is about jobs. We’ve proven over and over and over this is a growth story. You heard leaders talk about the fact this is a growth story. We’ve been investing in all of you and things like Days of Learning, Career Charge Up, preparing our partners for the future, with the expectation that we want to make sure you all are very well-positioned for jobs in the future. So, I hope you all feel that, because it’s a commitment that we have made and it’s an investment we’re making in you, and the plan is absolutely to grow and create more jobs and more opportunities for all of our people. Now, your job may look different. It may feel a little different. The tools you use every day may be a little different, but, hey, that’s okay. You know, so expect some change. There will be change, but we’re going to make sure you guys are prepared for it. Fair, Michel?

>>Michel Combes:

Yep. Fair!

>>Deeanne King:

HQ2, so again, no plans of change. This is still committed to headquarters 2 for the new company should the merge go through

>>Michel Combes:

What happens between day zero and day one? So, I have told you about the timing, when day zero might occur, meaning either before December, if we were to settle, and most likely after, let’s say, first quarter next year if we were not to settle. So, the question is Nestor, what happens then?

>>Nestor Cano:

The first thing we want to know is when is day zero and...

>>Michel Combes:

Oh, I tried to give you an indication! He’s always demanding. I told you between October and March. That’s quite... [Laughter]

>>Nestor Cano:

Exactly. The plan of record says that there are 30 days between day zero and day one, but it depends when that day zero lands. If it lands at the end of a quarter, we’re not going to be closing at the end of a quarter, we’re going to be closing at the beginning of the next one, there also commitments. There are IT commitments we have with Dish that we need to fulfill in order that we can create the new customers in the new T-Mo network. Then there are a few conditions, that means between zero and one, it may be 60, 90, 120 days. And of course, that’s an eternity, and we can do more things in between. We’re going to do is, we’re going to keep running the integration. Of course, we have more time. That means we are going to try to do a few more things for the business as usual, but keep running the integration. We’re going to try to solve some of the problems that we had before. Before you probably remember the zero to 0.5, 1, it was cramped and there were a lot of shortcuts to take. We were going to try to clean this thing in order that the process between zero and one is smoother. Given we’ll have more time, let’s take advantage of the time and do it correctly. And we will manage capacity that we can also give some of the business as usual more urgent things that we have to do. That’s how we’re going to be working. I don’t know if it explains the thing, but that’s the message they wanted to give.?

>>Michel Combes:

Thank you, Nestor, I guess that yesterday, in fact Marcelo gave us a great challenge, meaning that we were debating about this time delay, and we were a bit frustrated with this delay, as all of you and all of us. And he told us, you know what... stay positive. You have a little bit more time. So, try to use this time in order to prepare the merge in the best way. And what he was saying, I would like to have the T-Mobile/Sprint merge as an iconic merge case for the future, if we can leverage, as Nestor was saying, the additional weeks that we’re going to have, to make sure that when we hit day zero, we are already ready. So that’s really about day one, so if we can hit Day one in the best configuration that will be better, because then everyone will see and figure out that we are going to be as competitive as we can immediately. So that’s what we’re going to do. Of course, meanwhile we’ll continue to manage business as usual, and share that with you. But I guess that the challenge given yesterday by Marcelo was very clear and very refreshing. Let’s make sure that we hit the ground in the best possible position.

>>Nestor Cano:

There is... if I can go to the anecdote, he mentioned that there is a case about the worst merge in history.

>>Nestor Cano:

I don’t know if it’s true or not. They use it as a case, as a debate, I’m not saying it’s true, but that’s how they title it, between Nextel and Sprint, and he said we are going to buy this — we are going to write the second chapter of the best one in history between T-Mobile and Sprint, and that’s what we hope for. Thank you. [Applause]

>>Michel Combes:

I guess it’s — I get it. It’s frustrating not to know. My message to all of you and to the management team is to say, you know what, we cannot predict this type of stuff, so let’s just be focused on our business, on our execution on day-to-day business. We know that it will happen. If it happens earlier, that would be better. If it happens later, okay, we’ll cope with it. So that’s what we say, because there is nothing, we can really do about that except trying to convince them and figure out how we get there. We know that in front of a judge, we believe that we have a strong, strong, strong case. So that’s why I’m very confident, but we have uncertainty on the timing.

>>Michel Combes:

So I hope we are all on the same page. If there were any remaining questions, you can always send your questions through email. I’m sure there will be some others moving forward. Be sure when you have a question, just let us know, and we will try to answer in the best possible manner. We’ll tell you we know, or we don’t and the we’ll figure out how to move forward. Once again, and many of your questions are great questions, but we were discussing that with the board two days ago, it’s unchartered territory, meaning it has never happened. So, by definition, it’s a little bit difficult to predict. As you know, even in a predictable situation, lawyers are usually not that great at predicting, or they don’t like to predict. It’s not they aren’t good at predicting, but they don’t like to predict. So, in unchartered territory, they have an excuse to make sure they’re not going to predict anything. Which is the way we have to work moving forward… We said that we would invest in the network. We have done it and continue to do it despite the merge…. But as I already said, of course, the merge with T-Mobile is the best outcome, but it’s always better to have a strong platform in case something would go wrong… But as we talk about and as you know, the opportunity Boost will get merging with Dish, meaning that they will get access to T-Mobile network which they don’t have today. Today Boost customers don’t even roam on T-Mobile network, where Sprint customers are roaming on the network. So, moving forward, with the ability to access this network through the Dish combine, we can expect to have let say a very strong growth engine for those, let’s say, of our colleagues, which will be working within this area of the company.

>>Michel Combes:

Thank you! Thank you. Now that we have talked about the merger, and our Q1 results, I just want to spend the last few minutes talking about what we are going to do next, meaning in the next coming two quarters, now that we know this merge will take a little bit more time. We, I had a recently, with all my management team an off-site meeting, in order to try to think about how we should prioritize our work moving forward, knowing, let’s say, that we were in this new context. Of course, as we said earlier, with Nestor, there is one thing which doesn’t change, which means our effort on integration will continue. We have a little bit more time, so that might allow us to rethink a few resources if needed for the business, as usual. But also, as I have mentioned, to double down there in order to make sure that we have the best integration ever in the history of the merge…And depending on if we merge, if it was help, if we don’t merge, it will be the right platform in order to move forward…So, meaning that we are going to double down there and reignite the search rings, of course, we’ll commit on new sites depending on where we stand in our process of merge…And we’ll start…as for network, we’ll continue to identify new retail locations. You know we — a little bit stopped that because we want to make sure that we have our model right in terms of sales and because we were, let’s say in a very short-term vision as we thought that we would merge earlier. But if the merger is delayed, and even after the merge, Sprint will remain for the coming quarters, we need to have the right distribution in place to drive a little bit of growth moving forward… I really would like Sprint to be recognized as a digital first company, and that is something that we might bring to new T-Mobile moving forward…Because once again, that’s a key critical asset moving forward, whether we merge or if we wanted to merge with — of course, positioning ourselves in the first scenario. It’s still in digital analytics… We know it has been harder to compete this year and it will even still be more difficult to compete moving forward as we are going to wait for the merger…So let me explain what we’re going to do. One, which is just a change of metrics, meaning that we have two things which are happening. The first one is that due to the merge and the commitment that we have taken with Dish, we are not — our prepaid business is supposed to be managed now on an independent manor within Sprint group…And I have taken all the faces, so which is good, no, that’s not true. So, to recap, just to be sure we’re all on the same page, because this is a very important period we are in, I want…let’s say first on the merger timing, I guess get that there is no more questions. Now we need to stay on track with our four priorities and our plan to tackle customer experience, SPS and churn in a context which is not yet widely open, but we can adjust and twist a little bit the way we operate. And by doing all of that, we will be better positioned for the merge or for any type of scenario moving forward, having in mind that I expect the merge will take place very quickly.

>>Michel Combes:

There is question for John. How bad does the divesting of some of the spectrum going to hurt the plans of 5G for all?

>>John Saw:

So in the agreement, the spectrum that is planned to be divested is the 800-megahertz spectrum. For stand-alone Sprint, that’s crucial, because that’s our only lower band spectrum, but for the new T-Mobile, for the combined company, it’s not as critical because the new T-Mobile, as you know, has a lot more lower band spectrum in 600 megahertz and even unused and 700 megahertz. So, 800 megahertz then becomes less critical. And in the plans, we have submitted to the FCC, the joint network planning plans, it has no impact on the model we have submitted to the FCC, so I think we’re good.

>>Michel Combes:

Second question for you John, there is another question in terms of network. How long will it take for T-Mobile and Sprint to become one network?

>>John Saw:

Well, in the plans we worked on, in the transition plan, it’s a three-year transition. So it’s not going to happen overnight. We’re going to look at migrating customers over a three-year period. We’re going to be anchored on the T-Mobile network, but it also means that we are going to keep some of the Sprint sites. So, there’s a lot of work to be done in terms if you look at back haul, the sites, making sure that they all have one single common configuration. So, it’s a three-year process.

>>Michel Combes:

Dow, what happens to the rights of the Sprint brand when the merger is complete?

>>Dow Draper:

Well, T-Mobile will effectively own the rights to the Sprint brand and will decide to do what it wants to with it from there.

>>Michel Combes:

There is one question which was for Andrew. So maybe I can ask you Nestor, no I’m joking. It’s purely a financial one, which is The Wall Street Journal reports that if the merger closed after January 2nd, that would mean higher costs, is this a true statement, what are the complications if this is true? So, Andrew has already — Andrew wasn’t able to be here today, but what I can tell you is that we have— just before entering in the merger discussions, we have raised enough financing for the company. And we took a lot of margin in terms of timing of the transaction. At that stage I was a bit criticized saying I was too cautious in the amounts of money that we put on the balance sheets in order to keep us on the safe side. I am happy to have done it, meaning that we are in a very strong position from a cash prospective, I was looking to see if Judd was there, which means that I have no concern whatsoever, and so I don’t know exactly what the Wall Street Journal was alluding to. We have plenty of cash on our balance sheet. We have the ability to operate this company through the merge and we always also the possibility if needed at some stage and I have always said we will remain tactical to raise a little more money, because at some stage we have to pay down some of the existing debt, so we might substitute part of this debt. So, no concern whatsoever from a financing point of view. We are all good. Then there is a question which always comes back during our sessions, which is probably also important to tackle, which is, if the merger fails, what happens next? So always, little bit the same answer. First, I strongly believe that the merge will go through. Meaning we have to position ourselves in the best way to succeed if the merge goes through, hence, all the investment if people, hence making sure that all of you will have the right position within the new company and some work that we’re doing from an integration point of view, having in mind that I have been part of many merge. I have never seen such a heavy work in terms of preparation ahead of the merge. Usually you do this type of work, post day zero. There is plenty of work that we have done before which is going to help us moving forward, and I guess that it’s a great stance to be done. The second is, as I alluded to on different occasions, we are investing in capabilities in different bits and pieces of the company, which will help the merge, but which would also help the company if were to stay standalone. When we invest, for example, in digital analytics, of course it would help us shift our operating model moving forward. When we continue to invest in the network, of course it would help us in the mid long run, if we were to stay and to operate on, let’s say, a standalone basis. When I’ve told you, we’re going to reignite a program to extend a little bit our distribution, moving forward, because that’s a way we will capture new accounts for the company, of course, that will help us as well as if we were to stay standalone. So, we always try to find the right balance investing in things, which makes sense for the merge and for non-merge, because I wish to make sure that we maintain the competitiveness and the potential of growth of our platform. What I have nevertheless always told you, is that it will not be exactly the same project, meaning that, of course, we’ll not have neither the same assets nor the same skill, nor the same financial resources that if we were to merge. Which means that we have to redefine our operating model, the way we operate this company in order to make sure that we can continue our journey as a player in this industry. So that is where we are. But for the time being, my expectation from all of you is let’s just stick to the priorities that we have mentioned. In any case, they are good for whatever will happen, which is great. So we are in the right direction. Any question in the room? I have one question for Jan. Which is does T-Mobile have an enterprise sales force or more focused on small business?

>>Jan Geldmacher:

Yeah, T-Mo’s definitely more focused on small business and they have a very, very good performance through their retail stores. So they sell a lot. They sell actually a lot more than we do, that’s why we double down on SMB in retail. It’s a big opportunity for us. They’re less developed in the enterprise space. They don’t have a big IoT game like we do. They don’t have a wire line business, which is a door opener to large enterprises.

>>Michel Combes:

One question for Jud and one for Deeanne. Jud, how is stock valued when it becomes T-Mobile stock? Is it the normal stock price Sprint is trading for will turn into however many shares that equals T-Mobile’s current stock price? I guess the question is on the ratio. The exchange ratio.

>>Jud Henry:

So the exchange ratio is set at 9.75, so at day zero, whenever that is, Sprint shares will automatically convert. How it trades will hopefully be higher than where T-Mobile stock is today, because there’s still unknown in terms of timeline and the merger, but as we announced back in April of last year, you know, new T-Mobile has 43 billion of synergies, and so as you deliver that, the market will give appreciation for that. Not all at once but over time. That’s why everyone is so excited about the upside potential not only at closing but thereafter with the appreciation in equity value of the new T-Mobile should be able to generate.

>>Michel Combes:

Thank you, Jud. Was it right, my answer on finance, earlier on?

>>Jud Henry:

Yeah, so we ended this quarter with 4.9 billion of cash still on hand and, you know, having paid larger maturity in May we don’t have another big maturity until March. So, we’re in a good position for the time being.

>>Michel Combes:

So as you, thanks for the questions, as you see, we’re trying to get to best for all of you, let’s say whatever happens in the context of the merge. In order to, let’s say, make sure that we can close. There were still two or three questions, we will go very fast. Do we think T-Mobile will take advantage of the massive MIMO technology we are implementing? John I’m guessing the answer is yes?

>>John Saw:

As best as I know, yes, yes, they will. That’s why I keep saying, whatever we are building, we’re building the foundations for standalone Sprint or new T-Mobile.

>>Michel Combes:

That is the way he gets his Capex from Andrew, by claiming that it will be reused. That’s quite smart, Mr. John. Will the new T-Mobile continue to support 1million project? Deeanne?

>>Deeanne King:

Yeah, I think the answer is absolutely yes there is still work to be done and we are gearing up for employee giving campaign, it will start in late September. We have some really fun and exciting things planned for that. So, you will all have the opportunity to participate in supporting our local communities through United Way and the foundational program 1 million project. So, I fully anticipate they will continue.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.